2002 ANNUAL REPORT
TO
STOCKHOLDERS



FIRST McMINNVILLE CORPORATION
McMinnville, Tennessee

TABLE OF CONTENTS

FIRST McMINNVILLE CORPORATION

200 East Main Street
McMinnville, Tennessee 37110

Dear Stockholder:

Financially your company and its subsidiary, First National Bank of McMinnville had a record year in 2002. Assets as of December 31, 2002 were $304,840,870.91. Earnings per share were $9.59 with 32.96% being paid to you, our shareholder, as dividends. For 2002, our return on assets was 1.73% and the return on equity was 11.51%. On December 31, 2002 your company was paying $85.70 per share for its stock. This was an 8.08% increase from December of 2001.

In 2002 your company made significant improvements in our product delivery system. We completed the installation of new hardware and software to convert our check imaging system to our NT network. Within the past month we have completed the installation of our new ATMs.

As the value of your investment in First McMinnville Corporation continues to grow, we are confident you will encourage your family and friends to utilize the services First National Bank has to offer. Our staff remains committed to continue the tradition of being a sound fiscal institution while offering innovative banking to our customers.

With your support and loyalty, we believe we can continue to enhance your investment and provide our customers banking with the hometown touch.

Charles C. Jacobs

Charles C. Jacobs
Chairman and CEO

SUMMARY OF SELECTED FINANCIAL DATA (Unaudited)

The following schedule presents the results of operations, cash dividends declared, total assets, stockholders' equity and per share information for the company for each of the five years ended December 31, 2002.

	In Thousands, Except Per Share Information				
	Year Ended December 31,				
	2002	2001	2000	1999	1998
Interest income	$ 17,574	19,418	19,450	18,393	17,406
Interest expense	6,208	9,787	10,276	8,959	8,454
Net interest income	11,366	9,631	9,174	9,434	8,952
Provision for possible loan losses	180	180	180	180	180
Net interest income after provision for possible loan losses	11,186	9,451	8,994	9,254	8,772
Non-interest income	665	625	671	846	672
Non-interest expense	(4,509)	(4,181)	(4,011)	(3,958)	(3,869)
Earnings before income taxes	7,342	5,895	5,654	6,142	5,575
Income taxes	2,298	1,748	1,758	1,926	1,705
Net earnings	$ 5,044	4,147	3,896	4,216	3,870
Comprehensive earnings	$ 5,758	5,403	6,303	332	3,914
Cash dividends declared	$ 1,665	1,565	1,517	1,491	1,414
Total assets - end of year	$304,760	283,721	269,160	263,707	243,027
Stockholders' equity - end of year	$ 45,398	41,380	37,707	33,600	34,886
Per share information:					
Basic earnings per common share	$ 9.71	7.94	7.43	7.91	7.24
Diluted earnings per common share	$ 9.59	7.87	7.37	7.88	7.23
Dividends per share	$ 3.20	3.00	2.90	2.80	2.65
Book value per share end of year	$ 87.18	79.43	72.17	63.17	65.40
Ratios:					
Return on average stockholders' equity	11.51%	10.24%	11.13%	11.82%	11.23%
Return on average assets	1.73%	1.50%	1.48%	1.65%	1.63%
Average stockholders' equity to average assets	14.99%	14.68%	13.31%	13.94%	14.55%


ASSETS
(MILLIONS)
350
300
250
200
150
100
50
0
243.0
263.7
269.2
283.7
304.8
1998
1999
2000
2001
2002


EQUITY
(MILLIONS)
50
45
40
35
30
25
20
15
10
5
0
34.9
33.6
37.7
41.4
45.4
1998
1999
2000
2001
2002


DEPOSITS
(MILLIONS)
250
200
150
100
50
0
185.3
195.9
210.9
213.3
229.3
1998
1999
2000
2001
2002


NET LOANS
(MILLIONS)
160
140
120
100
80
60
40
20
0
125.2
133.9
134.3
138.9
147.7
1998
1999
2000
2001
2002


DIVIDENDS PER SHARE
(DOLLARS)
3.5
3
2.5
2
1.5
1
0.5
0
2.65
2.80
2.90
3.00
3.20
1998
1999
2000
2001
2002


BASIC EARNINGS PER SHARE
(DOLLARS)
10
9
8
7
6
5
4
3
2
1
0
7.24
7.91
7.43
7.94
9.71
1998
1999
2000
2001
2002

DIRECTORS OF FIRST McMINNVILLE CORPORATION and FIRST NATIONAL BANK OF McMINNVILLE



Charles C. Jacobs
Chairman & CEO
First National Bank
Chairman and CEO
First McMinnville Corporation



John W. Perdue
President
First National Bank
President
First McMinnville Corporation



Paul O. Barnes
Chairman
B & P Lamp Supply, Inc.



J. Gregory Brock
Owner
Brock Construction Company



Arthur J. Dyer
President
Metal Products Company



Dean I. Gillespie
President
Bridge Builders, Inc.



Rufus Gonder
C.P.A.



G. B. Greene
President
Womack Printing Co., Inc.

DIRECTORS OF FIRST McMINNVILLE CORPORATION
and
FIRST NATIONAL BANK OF McMINNVILLE
Continued



Robert W. Jones
Former Chairman of the Board
First National Bank and
First McMinnville Corporation



Levoy Knowles
CEO
Ben Lomand Rural Telephone Cooperative



Doug Milner
General Manager and
Vice President
Middle Tennessee
Dr Pepper Bottling Company



John J. Savage, Jr.
Former Executive Vice President
and Trust Officer
First National Bank



Carl M. Stanley
President and CEO
Burroughs-Ross-Colville Co. LLC

OTHER OFFICERS OF FIRST McMINNVILLE CORPORATION



Diane Bogle
Sr. Vice President



David Marttala
Sr. Vice President



Brent Foster
Sr. Vice President



Kenny Neal
Sr. Vice President
Treasurer
Chief Financial Officer



Phil Whisenhunt
Sr. Vice President



Carol Locke
Secretary

OFFICERS OF FIRST NATIONAL BANK OF McMINNVILLE

Charles C. Jacobs
Chief Executive Officer
and Chairman

John W. Perdue
President and
Chief Lending Officer

Diane Bogle
Sr. Vice President - Loans

Brent Foster
Sr. Vice President - Loans

David Marttala
Sr. Vice President - Legal Counsel
Trust Administrator

Kenny Neal
Sr. Vice President - Cashier

Phil Whisenhunt
Sr. Vice President - Loans

Mary Jane Bell
Vice President - Loans

Carol Locke
Secretary
Manager - Human Resources

Michelle Brock
Assistant Vice President
Manager - Smithville Hwy. Branch

Fred L. Greene
Assistant Vice President
Manager - Viola-Morrison Branches

Nancy McBee
Assistant Vice President
Manager - Sparta Rd. Branch

Queita Roberts
Assistant Vice President

Cindy Swann
Assistant Vice President
Auditor - Compliance Officer

Michael Weeter
Assistant Vice President
Network Manager

Gail Youngblood
Assistant Vice President
Manager - Data Processing

Melba Slaughter
Operations

EMPLOYEES OF FIRST NATIONAL BANK OF McMINNVILLE



Left to right,
Standing:
Kathy Templeton
Libby Tompkins
Tom Ward
Derita Reed
Cindy Swann
Seated:
Peggy Smith
Dean Cantrell
Donna Mears



Left to right,
Standing:
Judy Rigsby
Fred Greene
Sue Sanders
Seated:
Mozelle Terry
Marian Jacobs
Melodie Hawkins



Left to right,
Standing:
Lesa Wilson
Donna Young
Glenna Phillips
Dickie Kesey
Seated:
Connie Sanders
Gail Youngblood
Loretta Evans
Jill Griffith

EMPLOYEES OF FIRST NATIONAL BANK OF McMINNVILLE Continued



Left to right,
Standing:
Beth Miller
Michael Weeter
Seated:
Kim Hopkins
Kristi Judkins



Left to right,
Standing:
Sherri Blair
Cindy Pearson
Aimee Hale
Seated:
Patti Barnes
Vickie Millraney
Helen Martin



Left to right,
Standing:
Shirley Reed
Kay Watson
Jennifer McBride
Seated:
Sherry Beechum
Shellie Barnes
Sue Tribbey

EMPLOYEES OF FIRST NATIONAL BANK OF McMINNVILLE Continued



Left to right,
Standing:
Melba Slaughter
Mary Jane Bell
Becky Hash
Seated:
Sandra Petzoldt
Tina Graham
Nancy McBee

Left to right,
Standing:
Tammy Horn
Jenny Boyd
Seated:
Karen Miller
Ronalda Ralph
Vickie Mitchell





Left to right,
Standing:
Julie Ward
Rebecca Mullican
Alice Faye Smith
Addie Lee Fults
Michelle Brock
Seated:
Stacey Burnett
Vanessa Kaksa
Nicole Chisam
LeeAnn Davis
Mandy Norris



Employee of the Year and
Employees of Each Quarter
Left to Right, Standing:
Melodie Hawkins - 3rd Quarter
Dean Cantrell - 2nd Quarter
Rebecca Mullican - 1st Quarter
Addie Lee Fults - 4th Quarter
Seated:
Jenny Boyd - Employee of the Year



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this discussion is to provide insight into the financial condition and results of operations of the Company and its subsidiaries. This discussion should be read in conjunction with the consolidated financial statements.

Forward-Looking Statements

Management's discussion of the Company, and management's analysis of the Company's operations and prospects, and other matters, may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other provisions of federal and state securities laws. Although the Company believes that the assumptions underlying such forward-looking statements contained in this Report are reasonable, any of the assumptions could be inaccurate and, accordingly, there can be no assurance that the forward-looking statements included herein will prove to be accurate. The use of such words as expect, anticipate, forecast, and comparable terms should be understood by the reader to indicate that the statement is "forward-looking" and thus subject to change in a manner that can be unpredictable. Factors that could cause actual results to differ from the results anticipated, but not guaranteed, in this Report, include (without limitation) economic and social conditions, competition for loans, mortgages, and other financial services and products, changes in interest rates, unforeseen changes in liquidity, results of operations and financial condition affecting the Company's customers, as well as other risks that cannot be accurately quantified or completely identified. Many factors affecting the Company's financial condition and profitability, including changes in economic conditions, the volatility of interest rates, political events and competition from other providers of financial services simply cannot be predicted. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate from period to period. The purpose of this type of information is to provide readers with information relevant to understanding and assessing the financial condition and results of operations of the Company, and not to predict the future or to guarantee results. The Company is unable to predict the types of circumstances, conditions, and factors that can cause anticipated results to change. The Company undertakes no obligation to publish revised forward-looking statements to reflect the occurrence of changes or unanticipated events, circumstances, or results.

General

First McMinnville Corporation is a one bank holding company which owns 100% of First National Bank of McMinnville. First National Bank of McMinnville ("Bank") is a community bank headquartered in McMinnville, Tennessee serving Warren County, Tennessee as its primary market area. The Company serves as a financial intermediary whereby its profitability is determined to a large degree by the interest spread it achieves and the successful measurement of risks. The Company's management believes that Warren County offers an environment for continued growth and the Company's target market is local consumers, professionals and small businesses. The Company offers a wide range of banking services, including checking, savings, and money market deposit accounts, certificates of deposits, and loans for consumer, commercial and real estate purposes. The Company also offers custodial and trust services. Deposit instruments in the form of demand deposits, money market savings and certificates of deposits are offered to customers to establish the Company's core deposit base. In 2001, the Bank formed a subsidiary, First Community Title & Escrow Company. The new subsidiary began operations in 2002.

In a market such as Warren County, management believes there is an opportunity to increase the loan portfolio. The Company has targeted commercial business lending, commercial and residential real estate lending, and consumer lending as areas of focus. It is the Company's intention to limit the size of its loan portfolio to approximately 75% to 80% of deposit balances; however, the quality of lending opportunities as well as the desired loan to deposit ratio will influence the size of the loan portfolio. As a practice, the Company generates substantially all of its own loans and occasionally buys participations from other institutions. The Company attempts, to the extent practical, to maintain a loan portfolio which is capable of adjustment to swings in interest rates. The Company's policy is to have a diverse loan portfolio. At December 31, 2002, the nursery industry constituted the largest single industry segment and accounted for $11,325,000 (7.57% of the Company's loan portfolio) as compared to $10,226,000 or 7.27% in 2001. No other segment accounted for more than 10% of the portfolio. Management is not aware of any adverse trends or expected losses in respect to the nursery industry.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Capital Resources, Capital and Dividends

Regulations of the Office of the Comptroller of the Currency ("OCC") establish required minimum capital levels for the Bank. Under these regulations, national banks must maintain certain capital levels as a percentage of average total assets (leverage capital ratio) and as a percentage of total risk-based assets (risk-based capital ratio). Under the risk-based requirements, various categories of assets and commitments are assigned a percentage related to credit risk ranging from 0% for assets backed by the full faith and credit of the United States to 100% for loans other than residential real estate loans and certain off-balance sheet commitments. Total capital is characterized as either Tier 1 capital - common stockholders' equity, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred - or total risk-based capital which includes the allowance for loan losses up to 1.25% of risk weighted assets, perpetual preferred stock, subordinated debt and various other hybrid capital instruments, subject to various limits. Goodwill is not includable in Tier 1 or total risk-based capital. The Company and its national bank subsidiary must maintain a Tier 1 capital to risk-based assets of at least 4.0%, a total risk-based capital to risk-based assets ratio of at least 8.0% and a leverage capital ratio defined as Tier 1 capital to adjusted total average assets for the most recent quarter of at least 4%. The same ratios are also required in order for a national bank to be considered "adequately capitalized" under the OCC's "prompt corrective action" regulations, which impose certain operating restrictions on institutions which are not adequately capitalized. The Company has a Tier 1 risk-based ratio of 26.67%, a total risk-based capital ratio of 27.80% and a leverage capital ratio of 15.00%, and was therefore within the "well capitalized" category under the regulations. The subsidiary bank's ratios were substantially the same as those set forth for the Company.

Dividends of $1,665,000 and $1,565,000 were declared during 2002 and 2001, respectively. Principally because of the high percent of equity capital, the return on equity is lower than banks in the Company's peer group. Cash dividends are anticipated to be increased in 2003 if profits increase. The dividend payout ratio (dividends declared divided by net earnings) was 33.0%, 37.8% and 39.0% in 2002, 2001 and 2000, respectively. No material changes in the mix or cost of capital is anticipated in the foreseeable future.

The dividends paid by the Company are funded by dividends received by the Company from the Bank. The Bank is limited by law, regulation and prudence as to the amount of dividends it can pay. At December 31, 2002, under the most restrictive of these regulatory limits, the Bank could declare in 2003 cash dividends in an aggregate amount of up to approximately $8.2 million, plus any 2003 net earnings, without prior approval of the Comptroller of the Currency. Because of sound business considerations and other Regulatory capital requirements, it is unlikely that the Company would ever pay a significant portion of this amount as dividends.

Financial Condition

During 2002, total assets increased $21,039,000 or 7.4% from $283,721,000 at December 31, 2001 to $304,750,000 at December 31, 2002. Loans, net of allowance for possible loan losses, increased from $138,927,000 to $147,673,000 or 6.3% during fiscal year 2002. Increases in commercial loans comprised the largest increase in loans.

Securities decreased 5.5% from $132,683,000 at December 31, 2001 to $125,398,000 at December 31, 2002. The carrying value of securities of U.S. Treasury and other U.S. Government obligations decreased $2,014,000, obligations of state and political subdivisions decreased $2,182,000, corporate and other securities increased $109,000 and there was a decrease in mortgage backed securities of $3,198,000. At December 31, 2002 the market value of the Company's securities portfolio was greater than its amortized cost by $3,239,000 (2.61%). At December 31, 2001 the market value of the Company's securities portfolio was greater than its amortized cost by $778,000 (.6%). The weighted average yield (stated on a tax-equivalent basis, assuming a Federal income tax rate of 34%) of the securities at December 31, 2002 was 5.03% as compared to an average yield of 6.19% at December 31, 2001.

The Company applies the provisions of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities". Under the provisions of the Statement, securities are to be classified in three categories and accounted for as follows:

- Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Financial Condition, Continued

- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and
- Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

The Company's classification of securities as of December 31, 2002 is as follows:

	Held-to-Maturity		Available-for-Sale	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
	(In Thousands)			
U.S. Treasury and other U.S. Government agencies and corporations	$ 12,504	12,577	66,000	66,969
Obligations of states and political subdivisions	32,850	34,494	1,795	1,867
Corporate and other securities	4,870	5,168	1,208	1,208
Mortgage-backed securities	732	729	4,212	4,398
	$ 50,956	52,968	73,215	74,442

During the year ended December 31, 2000, the net decrease in capital included $2,407,000 which represents the unrealized gain on securities available-for-sale of $3,879,000 net of applicable taxes of $1,472,000. During 2001 the net increase in capital included $1,256,000 which represents the unrealized appreciation in securities available-for-sale of $2,025,000 net of applicable taxes of $769,000. During 2002 the net increase in capital included $714,000 which represents the unrealized appreciation in securities available-for-sale of $1,158,000 net of applicable taxes of $444,000.

The increase in assets in 2002 was funded primarily by an increase in deposits of $15,989,000 and an increase in securities sold under repurchase agreements of $6,073,000. Total deposits increased from $213,275,000 at December 31, 2001 to $229,264,000 at December 31, 2002 representing an increase of 7.5%. Demand deposits increased 2.43% from $20,669,000 at December 31, 2001 to $21,172,000 at December 31, 2002. Negotiable order of withdrawal accounts, money market and other savings deposits increased $11,412,000 or 17.6%. Certificates of deposit and individual retirements accounts increased $4,074,000 or 3.2%. The subsidiary bank has unused lines of credit of $15,000,000 and the Company has an unused line of credit of $2,000,000 at December 31, 2002.

The Company's allowance for loan losses at December 31, 2002 was $1,908,000 as compared to $1,804,000 at December 31, 2001. Non-performing loans amounted to $69,000 at December 31, 2002 compared to $152,000 at December 31, 2001. Non-performing loans are loans which have been placed on non-accrual status, loans 90 days past due plus renegotiated loans. Net charge-offs were $76,000 during 2002. Net charge-offs were $87,000 during 2001. The provision for possible loan losses was $180,000 in 2002, 2001 and 2000. The net charge-offs in 2002 are not considered by management to be a trend.

The allowance for possible loan losses, amounting to $1,908,000 at December 31, 2002, represents 1.28% of total loans outstanding. At December 31, 2001, the allowance for possible loan losses represented 1.28% of total loans outstanding. Management has in place a system to identify and monitor problem loans. Management believes the allowance for possible loan losses at December 31, 2002 to be adequate.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Liquidity

Liquidity represents the ability to efficiently and economically accommodate decreases in deposits and other liabilities, as well as fund increases in assets. A company has liquidity potential when it has the ability to obtain sufficient funds in a timely manner at a reasonable cost. The availability of funds through deposits, the purchase and sales of securities in the investment portfolio, the use of funds for consumer and commercial loans and the access to debt markets affect the liquidity of the Company. The Company's loan to deposit ratio was approximately 65.2% and 66.0% at December 31, 2002 and December 31, 2001, respectively.

The Company's investment portfolio, as represented above, consists of earning assets that provide interest income.

Funds management decisions must reflect management's intent to maintain profitability in both the immediate and long-term earnings. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets monthly to analyze the rate sensitivity position of the Bank. These meetings focus on the spread between the subsidiary bank's cost of funds and interest yields generated primarily through loans and investments.

First McMinnville Corporation presently maintains a liability sensitive position over the next six months and an even position over the year 2003. Liability sensitivity means that more of the Company's liabilities are capable of repricing over certain time frames than assets. The interest rates associated with these liabilities may not actually change over this period but are capable of changing. For example, the six month gap is a picture of the possible repricing over a six month period. The following table shows the rate sensitivity gaps for different time periods as of December 31, 2002:

Interest-rate sensitivity gap *(in thousands)*	Reprice Immediately	1-90 Days	91-180 Days	181-365 Days	One Year and Longer	Total
Interest-earning assets	$ 17,000	70,888	27,518	25,736	150,945	292,087
Interest-bearing liabilities	76,169	69,329	29,496	17,324	42,768	235,086
Interest-rate sensitivity	$ (59,169)	1,559	(1,978)	8,412	108,177	57,001
Cumulative gap	$ (59,169)	(57,610)	(59,588)	(51,176)	57,001	
Interest-rate sensitivity gap as a % of total assets	(19.41)%	0.50%	(0.65)%	2.76%	35.49%	
Cumulative gap as a % of total assets	(19.49)%	(18.91)%	(19.56)%	(16.80)%	18.69%	

Historically, there has been no significant reduction in immediately withdrawable accounts such as negotiable order of withdrawal, money market demand, demand deposit and regular savings accounts. Management does not anticipate that there will be significant withdrawals from these accounts in the future.

It is anticipated that with present maturities, the anticipated growth in deposit base, and the efforts of management in its asset/liability management program, liquidity will not pose a problem in the foreseeable future. At the present time there are no known trends or any known commitments, demands, events or uncertainties that will result in or that are reasonably likely to result in the Company's liquidity changing in any material way.

Results of Operations

Net earnings for the year ended December 31, 2002 were $5,044,000, an increase of $897,000 or 21.6% from fiscal year 2001. Net earnings for the year ended December 31, 2001 were $4,147,000, an increase of $251,000 or 6.4% from fiscal year 2000. Basic earnings per common share was $9.71 in 2002, $7.94 in 2001 and $7.43 in 2000. Diluted earnings per common share were $9.59, $7.87 and $7.37 in 2002, 2001 and 2000, respectively. Average earning assets increased $14,675,000 for the year ended December 31, 2002 as compared to year ended December 31, 2001. Average earning assets increased $14,041,000 for the year ended December 31, 2001 as compared to year ended December 31, 2000. Additionally, the net interest spread increased from 3.38% in 2001 to 4.03% in 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Results of Operations, Continued

The net interest spread was 3.43% in 2000. Net interest spread is defined as the effective yield on earning assets less the effective cost of deposits and borrowed funds, as calculated on a fully taxable equivalent basis. Average interest bearing liabilities increased $11,150,000 in 2002. The cost of interest bearing deposits decreased 185 basis points from 4.68% to 2.83% while the weighted average yield on earning assets decreased 104 basis points from 7.59% to 6.55%. The increase in the net interest spread in 2002 was attributable to funding of interest bearing assets by increases in customer deposits and a decrease in Federal Funds purchased. These items typically reprice faster than interest earning assets which occured in 2002 in a decreasing interest rate environment. There was an increase in average non-interest bearing demand deposits in 2002 of $2,671,000.

Net interest income before provision for loan losses for 2002 totaled $11,366,000 as compared to $9,631,000 for 2001 and $9,174,000 for 2000. The provision for loan losses was $180,000 in 2002, 2001 and 2000. Net charge-offs in 2002 were $76,000 as compared to net charge-offs of $87,000 in 2001. The 2002 charge-offs are unrelated to the nursery business and management does not consider the charge-offs to be a trend.

Non-interest income increased 6.4% to $665,000 in 2002 from $625,000 in 2001. Non-interest income totaled $671,000 in 2000.

Non-interest expense increased 7.8% to $4,509,000 in 2002 from $4,181,000 in 2001. Non-interest expense was $4,011,000 in 2000. Non-interest expense which includes, among other things, salaries and employee benefits, occupancy expenses, furniture and fixtures expenses, data processing, Federal Deposit Insurance premiums, supplies and general operating costs increased commensurate with the continued growth of the Company. The increase in 2002 was primarily attributable to an increase in salaries and employment benefits of $200,000 (7.3%). Other non-interest expense increased $77,000 in 2002. The non-interest expense increased approximately 2.4% from 2000 to 2001 and was due primarily to increases in salaries and employees benefits.

Management is not aware of any current recommendations by the regulatory authorities which, if implemented, would have a material effect on the Company's liquidity, capital resources or operations.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as the Company are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Company's performance since they impact both interest revenues and interest costs.

Impact of New Accounting Standards

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. SFAS 133 requires all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in curent earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transactions and, if it is, the type of hedge transaction. In June of 1999 the FASB issued Statement of Financial Accounting No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 (SFAS 137). SFAS 137 delays the effective date of SFAS 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. Due to the present limited use of derivative instruments, the adoption of SFAS 133 did not have a significant impact on the Company's results of operations or its financial position.

In June 2000, FASB issue Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133." SFAS No. 138 provides several technical amendments to SFAS No. 133. Since the First McMinnville Corporation does not hold any derivative instruments or engagement in hedging activities, SFAS No. 138 has not had a significant impact on the

Company's financial position and results of operations.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 141, Business Combinations and SFAS No. 142, Goodwill and other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations inititated after June 30, 2001. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment annually. SFAS No. 142 is effective on January 1, 2002. These statments are not expected to have any impact on the Company's financial position or results of operations.

In June 2001, the Financial Accounting Standards Board issues Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirment Obligations. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Since First McMinnville Corporation does not have any legal obligations as described above, this statement is not expected to have any impact on the Company's financial position or results of operations.

In August 2001, The Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144, accounting for the Impairment or Disposal of Long-Lived Assets, SFAS 144. This statement supersedes SFAS No.121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 is effective for the financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. This statement is not expected to have a significant impact on First McMinnville Corporation's financial position or results of operations.

In October 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 147, Acquisitions of Certain Fiancial Institutions. SFAS No. 147 amends SFAS No. 72 and FASB Interpretation No. 9 to eliminate all acquisitions of financial institutions other than transactions between mutual enterprises from their scope. Accordingly, the excess of the purchase price paid to acquire a financial institution over the fair value of the identifiable tangible assets and intangible assets and liabilities acquired now must be recorded as goodwill following SFAS No. 141 and assessed for impairent following SFAS No. 142, Goodwill and other Intangible Assets. Furthermore, any previously recognized unidentifiable intangible asses resulting from prior business combinations that do not meet SFAS No. 141's criteria for separate recognition must be reclassified to goodwill. First McMinnville Corporation will adopt SFAS 147 immediately, but it is not expected to have any current impact on the Company's financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

The Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of the Company's operations, the Company is not subject to foreign currency exchange or commodity price risk.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both immediate and long term earnings through funds management/ interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets monthly to analyze the rate sensitivity position. These meetings focus on the spread between the cost of funds and interest yields generated primarily through loans and investments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Quantitative and Qualitative Disclosures About Market Risk, Continued

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2002.

Held for Purposes Other Than Trading ***(In Thousands)***	**Expected Maturity Date - Year Ending December 31,**							**Fair**
	2003	**2004**	**2005**	**2007**	**2008**	**Thereafter**	**Total**	**Value**
Earning assets:								
Loans, net of unearned interest	$54,241	17,713	17,588	46,457	13,253	329	149,581	149,508
Average interest rate	6.66%	7.47%	7.49%	7.30%	6.99%	7.75%	7.09%	
Securities	72,228	9,869	6,381	12,608	19,587	4,725	125,398	127,410
	4.12%	5.07%	5.10%	6.19%	7.01%	7.12%	5.03%	
Federal Funds Sold:	17,000	–	–	–	–	–	17,000	17,000
	1.15%	–	–	–	–	–	1.15%	
Interest-bearing liabilities:								
Interest-bearing time deposits	90,156	25,850	7,451	8,445	–	21	131,923	128,794
Average interest rate	2.69%	3.93%	3.71%	4.86%	–	2.48%	3.13%	
Negotiable order of withdrawal accounts	35,591	–	–	–	–	–	35,591	35,591
	.89%	–	–	–	–	–	.89%	
Money market demand accounts	9,336	–	–	–	–	–	9,336	9,336
Average interest rate	1.42%	–	–	–	–	–	1.42%	
Savings deposits	31.242	–	–	–	–	–	31,242	31,242
Average interest rate	1.24%	–	–	–	–	–	1.24%	
Securities sold under repurchase agreements	25,994	–	–	–	–	–	25,994	25,994
	1.38%	–	–	–	–	–	1.38%	
Advances from Federal	–	–	–	–	1,000	–	1,000	1,125
Home Loan Bank	–	–	–	–	5.60%	–	5.60%	

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
150 FOURTH AVENUE, NORTH, SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
First McMinnville Corporation:

We have audited the accompanying consolidated balance sheets of First McMinnville Corporation and Subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of earnings, comprehensive earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First McMinnville Corporation and Subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Maggart & Associates, P.C.

Nashville, Tennessee
January 21, 2003

FIRST McMINNVILLE CORPORATION
Consolidated Balance Sheets
December 31, 2002 and 2001

	In Thousands 2002	2001
Assets		
Loans, less allowance for possible loan losses of $1,908,000 and $1,804,000, respectively	$ 147,673	138,927
Securities:		
Held-to-maturity, at amortized cost (market value $52,968,000 and $64,588,000, respectively)	50,956	63,879
Available-for-sale, at market amortized cost $73,215,000 and $68,735,000, respectively)	74,442	68,804
Total securities	125,398	132,683
Federal Funds Sold	17,000	–
Interest-bearing deposits in financial institutions	108	179
Total earning assets	290,179	271,789
Cash and due from banks	10,285	7,046
Premises and equipment, net	1,981	2,071
Accrued interest receivable	1,856	2,147
Deferred tax asset, net	–	152
Other real estate	–	100
Other assets	459	416
Total assets	$ 304,760	283,721
Liabilities and Stockholders' Equity		
Deposits	$ 229,264	213,275
Securities sold under repurchase agreements	25,994	19,921
Federal funds purchased	–	5,000
Advances from Federal Home Loan Bank	1,000	1,000
Deferred Tax Liability - net	319	–
Accrued interest and other liabilities	2,785	3,145
Total liabilities	259,362	242,341
Stockholders' equity:		
Common stock, par value $2.50 per share, authorized 5,000,000, issued 613,575 and 611,215 shares, respectively	1,534	1,528
Additional paid-in capital	2,001	1,869
Retained earnings	45,082	41,703
Net unrealized gains on available-for-sale securities, net of income taxes of $470,000 and $26,000, respectively	757	43
	49,374	45,143
Less cost of treasury stock of 92,826 and 90,277 shares, respectively	(3,976)	(3,763)
Total stockholders' equity	45,398	41,380
COMMITMENTS AND CONTINGENT LIABILITIES		
Total liabilities and stockholders' equity	$ 304,760	283,721

See accompanying notes to consolidated financial statements.

FIRST McMINNVILLE CORPORATION
Consolidated Statements of Earnings
Three Years Ended December 31, 2002

	In Thousands, Except Per Share Amount		
	2002	**2001**	**2000**
Interest income:			
Interest and fees on loans	$ 10,978	11,505	11,511
Interest and dividends on securities:			
Taxable securities	4,673	6,153	6,541
Exempt from Federal income taxes	1,691	1,605	1,393
Interest on Federal funds sold	231	154	3
Interest on interest-bearing deposits in financial institutions	1	1	2
Total interest income	17,574	19,418	19,450
Interest expense:			
Interest on negotiable order of withdrawal accounts	440	647	774
Interest on money market demand and savings accounts	781	1,073	1,180
Interest on certificates of deposit	4,521	7,378	7,255
Interest on securities sold under repurchase agreements and short-term debt	400	589	573
Interest on advances from Federal Home Loan Bank	56	56	156
Interest on Federal funds purchased	10	44	338
Total interest expense	6,208	9,787	10,276
Net interest income before provision for possible loan losses	11,366	9,631	9,174
Provision for possible loan losses	180	180	180
Net interest income after provision for possible loan losses	11,186	9,451	8,994
Non-interest income	665	625	671
Non-interest expense	(4,509)	(4,181)	(4,011)
Earnings before income taxes	7,342	5,895	5,654
Income taxes	2,298	1,748	1,758
Net earnings	$ 5,044	4,147	3,896
Basic earnings per common share	$ 9.71	7.94	7.43
Diluted earnings per common share	$ 9.59	7.87	7.37

See accompanying notes to consolidated financial statements.

FIRST McMINNVILLE CORPORATION

Consolidated Statements of Comprehensive Earnings

Three Years Ended December 31, 2002

	In Thousands		
	2002	2001	2000
Net earnings	$ 5,044	4,147	3,896
Other comprehensive earnings, net of tax:			
Unrealized gains on available-for-sale securities arising during the year, net of taxes of $446,000, $766,000 and $ 1,472,000, respectively	717	1,252	2,407
Reclassification adjustments for (gains) losses included in net earnings, net of taxes of $2,000 and $2,000 in 2002 and 2001, respectively	(3)	4	–
Other comprehensive earnings	714	1,256	2,407
Comprehensive earnings	$ 5,758	5,403	6,303

See accompanying notes to consolidated financial statements.

FIRST McMINNVILLE CORPORATION

Consolidated Statements of Changes in Stockholders' Equity

Three Years Ended December 31, 2002

	In Thousands					
	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Net Unrealized Gains (Losses) On Available-For-Sale Securities	Total
Balance December 31, 1999	$1,523	1,754	36,742	(2,799)	(3,620)	33,600
Net earnings	–	–	3,896	–	–	3,896
Issuance of 105 shares of common stock	–	6	–	–	–	6
Cash dividends declared ($2.90 per share)	–	–	(1,517)	–	–	(1,517)
Cost of 9,547 shares of treasury stock	–	–	–	(685)	–	(685)
Net change in unrealized gains (losses) on available-for-sale-securities during the year, net of taxes of $1,472,000	–	–	–	–	2,407	2,407
Balance December 31, 2000	1,523	1,760	39,121	(3,484)	(1,213)	37,707
Net earnings	–	–	4,147	–	–	4,147
Issuance of 1,960 shares of common stock	5	109	–	–	–	114
Cash dividends declared ($3.00 per share)	–	–	(1,565)	–	–	(1,565)
Cost of 3,710 shares of treasury stock	–	–	–	(295)	–	(295)
Sales of 200 shares of treasury stock	–	–	–	16	–	16
Net change in unrealized gains (losses) on available-for-sale-securities during the year, net of taxes of $769,000	–	–	–	–	1,256	1,256
Balance December 31, 2001	1,528	1,869	41,703	(3,763)	43	41,380
Net earnings	–	–	5,044	–	–	5,044
Issuance of 2,360 shares of common stock	6	132	–	–	–	138
Cash dividends declared ($3.20 per share)	–	–	(1,665)	–	–	(1,665)
Cost of 2,549 shares of treasury stock	–	–	–	(213)	–	(213)
Net change in unrealized gains (losses) on available-for-sale-securities during the year, net of taxes of $444,000	–	–	–	–	714	714
Balance December 31, 2002	$1,534	2,001	45,082	(3,976)	757	45,398

See accompanying notes to consolidated financial statements.

FIRST McMINNVILLE CORPORATION
Consolidated Statements of Cash Flows
Three Years Ended December 31, 2002
Increase (Decrease) in Cash and Cash Equivalents

	In Thousands		
	2002	**2001**	**2000**
Cash flows from operating activities:			
Interest received	$ 17,865	19,677	19,232
Fees and commissions received	643	605	671
Interest paid	(6,666)	(10,434)	(9,585)
Cash paid to suppliers and employees	(4,419)	(3,946)	(3,909)
Income taxes paid	(2,175)	(1,549)	(1,888)
Net cash provided by operating activities	5,248	4,353	4,521
Cash flows from investing activities:			
Purchase of available-for-sale securities	(76,248)	(77,677)	(6,832)
Proceeds from sales of available-for-sale securities	865	1,188	–
Proceeds from maturities of available-for-sale securities	70,908	94,570	8,386
Purchase of held-to-maturity securities	(29,801)	(66,448)	(7,083)
Proceeds from maturities of held-to-maturity securities	42,741	42,005	3,242
Loans made to customers, net of repayments	(9,026)	(4,872)	(712)
Purchase of premises and equipment	(112)	(46)	(483)
Proceeds from sales of other real estate	193	70	74
Increase in interest bearing deposits in financial institutions	71	(116)	(23)
Net cash used in investing activities	(409)	(11,326)	(3,431)
Cash flows from financing activities:			
Net increase (decrease) in demand, NOW and savings deposit accounts	11,915	5,709	(424)
Net increase (decrease) in time deposits	4,074	(3,286)	15,352
Net increase (decrease) in securities sold under repurchase agreement	6,073	5,940	(1,888)
Increase (decrease) in Federal funds purchased	(5,000)	3,000	(6,000)
Decrease in advances from Federal Home Loan Bank	–	–	(6,200)
Proceeds from issuance of short-term notes payable	30	160	–
Repayment of short-term notes payable	(30)	(160)	–
Dividends paid	(1,587)	(1,543)	(1,512)
Payments to acquire treasury stock	(213)	(295)	(685)
Proceeds from sale of treasury stock	–	16	–
Proceeds from issuance of common stock	138	114	6
Net cash provided by (used in) financing activities	15,400	9,655	(1,351)
Net increase (decrease) in cash and cash equivalents	20,239	2,682	(261)
Cash and cash equivalents at beginning of year	7,046	4,364	4,625
Cash and cash equivalents at end of year	$ 27,285	7,046	4,364

See accompanying notes to consolidated financial statements.

FIRST McMINNVILLE CORPORATION

Consolidated Statements of Cash Flows, Continued

Three Years Ended December 31, 2002

Increase (Decrease) in Cash and Cash Equivalents

	In Thousands		
	2002	2001	2000
Reconciliation of net earnings to net cash provided by operating activities:			
Net earnings	$ 5,044	4,147	3,896
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	202	200	159
Provision for possible loan losses	180	180	180
Provision for deferred taxes	30	10	(2)
Securities gains	(22)	(26)	–
Securities losses	–	6	–
FHLB dividend reinvestment	(53)	(74)	(65)
Increase (decrease) in taxes payable, net	93	188	(128)
Increase (decrease) in interest receivable	291	333	(153)
Increase (decrease) in interest payable	(458)	(647)	691
Increase (decrease in other assets and liabilities, net	(59)	36	(57)
Total adjustments	204	206	625
Net cash provided by operating activities	$ 5,248	4,353	4,521

Supplemental Schedule of Non-Cash Activities:

	2002	2001	2000
Non-cash transfers from loans to other real estate	$ 100	100	70
Unrealized gain in value of securities available-for-sale, net of income taxes of $444,000, $769,000 and $1,472,000, respectively	$ 714	1,256	2,407

See accompanying notes to consolidated financial statements.

FIRST McMINNVILLE CORPORATION

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

(1) Summary of Significant Accounting Policies

The accounting and reporting policies of First McMinnville Corporation (the "Company"), its wholly-owned subsidiary, the First National Bank of McMinnville ("Bank") and the Bank's wholly-owned subsidiary, First Community Title and Escrow Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The following is a brief summary of the significant policies.

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, First National Bank of McMinnville and the Bank's wholly-owned subsidiary, First Community Title and Escrow Company All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Nature of Operations

The Company is registered as a one bank holding company under the Bank Holding Company Act of 1956. The Bank operates under a Federal Bank Charter and provides full banking services. As a national bank, the subsidiary bank is subject to regulation by the Office of the Comptroller of the Currency. The principal area served by First National Bank of McMinnville is Warren County, Tennessee and surrounding counties in Middle Tennessee. Services are provided at the main office and four branches.

(c) Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to determination of the allowance for possible loan losses and the valuation of debt and equity securities and the related deferred taxes.

(d) Loans

Loans are stated at the principal amount outstanding. Unearned discount, deferred loan fees net of loan acquisition costs, and the allowance for possible loan losses are shown as reductions of loans. Loan origination and commitment fees and certain loan-related costs are being deferred and the net amount amortized as an adjustment of the related loan's yield over the contractual life of the loan. Unearned discount represents the unamortized amount of finance charges, principally related to certain installment loans. Interest income on most loans is accrued based on the principal amount outstanding.

Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" apply to impaired loans except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment including residential mortgage and installment loans.

A loan is impaired when it is probable that the Company will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company shall recognize an impairment by creating a valuation allowance with a corresponding charge to the provision for possible loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for possible loan losses.

The Company's consumer loans are divided into various groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and, thus, are not subject to the provisions of SFAS Nos. 114 and 118. Substantially all other loans of the Company are evaluated for impairment under the provisions of SFAS Nos. 114 and 118.

The Company considers all loans on nonaccrual status to be impaired. Loans are placed on nonaccrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is past due 90 days or more unless such loans are well-secured and in the process of collection. Delays or shortfalls in loan payments are evaluated along with various other factors to determine if a loan is impaired. Generally,

(1) Summary of Significant Accounting Policies, Continued

(d) Loans, Continued

delinquencies under 90 days are considered insignificant unless certain other factors are present which indicate impairment is probable. The decision to place a loan on nonaccrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to pay.

Generally, at the time a loan is placed on nonaccrual status, all interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and all interest accrued and uncollected from the prior year is charged off against the allowance for possible loan losses. Thereafter, interest on nonaccrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. If the collectability of outstanding principal is doubtful, such cash received is applied as a reduction of principal. A nonaccrual loan may be restored to an accruing status when principal and interest are no longer past due and unpaid and future collection of principal and interest on a timely basis is not in doubt.

Loans not on nonaccrual status are classified as impaired in certain cases when there is inadequate protection by the current net worth and financial capacity of the borrower or of the collateral pledged, if any. In those cases, such loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, and if such deficiencies are not corrected, there is a probability that the Company will sustain some loss. In such cases, interest income continues to accrue as long as the loan does not meet the Company's criteria for nonaccrual status.

Generally, the Company also classifies as impaired any loans the terms of which have been modified in a troubled debt restructuring. Interest is generally accrued on such loans that continue to meet the modified terms of their loan agreements.

The Company's charge-off policy for impaired loans is similar to its charge-off policy for all loans in that loans are charged off in the month when they are considered uncollectible.

(e) Allowance for Possible Loan Losses

The provision for possible loan losses represents a charge to earnings necessary, after loan charge-offs and recoveries, to maintain the allowance for possible loan losses at an appropriate level which is adequate to absorb estimated losses inherent in the loan portfolio. Such estimated losses arise primarily from the loan portfolio but may also be derived from other sources, including commitments to extend credit and standby letters of credit. The level of the allowance is determined on a quarterly basis using procedures which include: (1) categorizing commercial and commercial real estate loans into risk categories to estimate loss probabilities based primarily on the historical loss experience of those risk categories and current economic conditions; (2) analyzing significant commercial and commercial real estate credits and calculating specific reserves as necessary; (3) assessing various homogeneous consumer loan categories to estimate loss probabilities based primarily on historical loss experience; (4) reviewing unfunded commitments; and (5) considering various other factors, such as changes in credit concentrations, loan mix, and economic conditions which may not be specifically quantified in the loan analysis process.

The allowance for possible loan losses consists of an allocated portion and an unallocated, or general portion. The allocated portion is maintained to cover estimated losses applicable to specific segments of the loan portfolio. The unallocated portion is maintained to absorb losses which probably exist as of the evaluation date but are not identified by the more objective processes used for the allocated portion of the allowance due to risk of errors or imprecision. While the total allowance consists of an allocated portion and an unallocated portion, these terms are primarily used to describe a process. Both portions of the allowance are available to provide for inherent loss in the entire portfolio.

The allowance for possible loan losses is increased by provisions for possible loan losses charged to expense and is reduced by loans charged off net of recoveries on loans previously charged off. The provision is based on management's determination of the amount of the allowance necessary to provide for estimated loan losses based on its evaluation of the loan portfolio. Determining the appropriate level of the allowance and the amount of the provision involves uncertainties and matters of judgment and therefore cannot be determined with precision.

(1) Summary of Significant Accounting Policies, Continued

(f) Debt and Equity Securities
The Company follows the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Under the provisions of the Statement, securities are classified in three categories and accounted for as follows:

- Securities Held-to-Maturity
Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Amortization of premiums and accretion of discounts are recognized by the interest method.
- Trading Securities
Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.
- Securities Available-for-Sale
Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at estimated fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. Amortization and accretion of discounts are recognized by the interest method.

No securities have been classified as trading securities.

Realized gains or losses from the sale of debt and equity securities are recognized based upon the specific identification method.

(g) Premises and Equipment
Premises and equipment are stated at cost. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets. Gain or loss on items retired and otherwise disposed of is credited or charged to operations and cost and related accumulated depreciation are removed from the asset and accumulated depreciation accounts.

Expenditures for major renewals and improvements of premises and equipment are capitalized and those for maintenance and repairs are charged to earnings as incurred.

(h) Stock Options
The Company uses the fair value method to calculate the compensation reported in the proforma earnings in note 18 to the consolidated financial statements.

(i) Other Real Estate
Real estate acquired in settlement of loans is initially recorded at the lower of cost (loan value of real estate acquired in settlement of loans plus incidental expense) or estimated fair value, less estimated cost of disposal. Based on periodic evaluations by management, the carrying values are reduced by a direct charge to earnings when they exceed net realizable value. Costs relating to the development and improvement of the property are capitalized, while holding costs of the property are charged to expense in the period incurred.

(j) Income Taxes
Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax asset and liabilities are expected to be realized or settled as prescribed in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

(1) Summary of Significant Accounting Policies, Continued

(j) Income Taxes, Continued
The Company and its subsidiary file a consolidated Federal income tax return. Each corporation provides for income taxes on a separate-return basis.

(k) Pension Expense
Effective December 31, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits". The provisions of SFAS No. 132 revised disclosures about pension and other postretirement benefit plans including a reconciliation of beginning and ending balances of the benefit obligation, the beginning and ending balances of the fair value of plan assets, the discount rate, the rate of compensation increase used to determine the projected benefit obligation and the expected return on plan assets. The provisions of SFAS 132 did not change the measurement or recognition of the plan. Accordingly, the net pension expense consists of service costs, interest cost, return on pension assets and amortization of unrecognized initial excess of projected benefits over plan assets and actuarial gains and losses.

(l) Advertising Costs
Advertising costs are expensed when incurred.

(m) Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and Federal funds sold. Generally, Federal funds sold are purchased and sold for one-day periods. The Bank maintains deposits with other financial institutions in excess of the Federal insurance amounts. Management makes deposits only with financial institutions it considers to be financially sound.

(n) Off-Balance-Sheet Financial Instruments
In the ordinary course of business the subsidiary bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(o) Reclassifications
Certain reclassifications have been made to the 2001 and 2000 figures to conform to the presentation for 2002.

(2) Loans and Allowance for Possible Loan Losses

Loans and allowance for possible loan losses at December 31, 2002 and 2001 are summarized as follows:

	In Thousands	
	2002	2001
Commercial, financial and agricultural	$ 44,451	37,073
Real estate - construction	5,674	5,482
Real estate - mortgage	96,960	95,774
Consumer	2,496	2,402
	149,581	140,731
Less allowance for possible loan losses	(1,908)	(1,804)
	$147,673	138,927

In the normal course of business, the Company's subsidiary has made loans at prevailing interest rates and terms to directors and officers of the Company, and to their affiliates. The aggregate dollar amount of these loans was $5,913,000 and $6,348,000 at December 31, 2002 and 2001, respectively. During 2002, $4,585,000 of such loans were made and repayments totaled $5,020,000. During 2001, $4,748,000 of such loans were made and repayments totaled $4,636,000. As of December 31, 2002, none of these loans were restructured, nor were any related party loans charged-off during the past three years.

No loans had been placed on non-accrual status during 2002 and 2001.

(2) Loans and Allowance for Possible Loan Losses, Continued

The principal maturities on loans at December 31, 2002 are as follows:

	In Thousands				
	Commercial, Financial and Agricultural	Real Estate - Construction	Real Estate - Mortgage	Consumer	Total
3 months or less	$ 17,844	–	17,009	368	35,221
3 to 12 months	6,589	5,674	5,675	1,079	19,017
1 to 5 years	19,784	–	60,937	1,039	81,760
Over 5 years	234	–	13,339	10	13,583
	$ 44,451	5,674	96,960	2,496	149,581

At December 31, 2002, variable rate and fixed rate loans totaled approximately $14,519,000 and $135,062,000, respectively. At December 31, 2001, variable rate and fixed rate loans totaled approximately $7,196,000 and $133,535,000, respectively.

Transactions in the allowance for possible loan losses for the years ended December 31, 2002, 2001 and 2000 are summarized as follows:

	In Thousands		
	2002	2001	2000
Balance - beginning of year	$ 1,804	1,711	1,502
Provision charged to operating expenses	180	180	180
	1,984	1,891	1,682
Loans charged-off	(133)	(151)	(86)
Recoveries on losses	57	64	115
Net recoveries (charge-offs)	(76)	(87)	29
Balance - end of year	$ 1,908	1,804	1,711

The Company's principal customers are basically in the Middle Tennessee area with a concentration in Warren County, Tennessee. At December 31, 2002, the Company had loans to customers in the nursery industry totaling approximately $11,325,000 as compared to $10,226,000 at December 31, 2001. Credit is extended to businesses and individuals and is generally evidenced by promissory notes. The terms and conditions of the loans including collateral vary depending upon the purpose of the credit and the borrower's financial condition.

Impaired loans and related loan loss reserve amounts at December 31, 2002 and 2001 were as follows:

	In Thousands	
	2002	2001
Recorded investment	$1,740	1,693
Loan loss reserve	$ 533	533

The average recorded investment in impaired loans for the years ended December 31, 2002 and 2001 was $1,885,000 and $1,714,000, respectively.

The related total amount of interest income recognized on the accrual basis for the period that such loans were impaired was $156,000 and $146,000 for 2002 and 2001, respectively.

(3) Debt and Equity Securities

Debt and equity securities have been classified in the balance sheet according to management's intent. The Company's classification of securities at December 31, 2002 is as follows:

	Securities Held-To-Maturity *(In Thousands)* 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and corporations	$ 12,504	73	–	12,577
Obligations of states and political subdivisions	32,850	1,655	11	34,494
Corporate and other securities	4,870	298	–	5,168
Mortgage-backed securities	732	1	4	729
	$50,956	2,027	15	52,968

	Securities Available-For-Sale *(In Thousands)* 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and corporations	$ 66,000	969	–	66,969
Obligations of states and political subdivisions	1,795	72	–	1,867
Corporate and other securities	1,208	–	–	1,208
Mortgage-backed securities	4,212	186	–	4,398
	$ 73,215	1,227	–	74,442

Debt and equity securities at December 31, 2001 consist of the following:

	Securities Held-To-Maturity *(In Thousands)* 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and corporations	$ 23,419	291	22	23,688
Obligations of states and political subdivisions	34,987	467	242	35,212
Corporate and other securities	3,792	202	–	3,994
Mortgage-backed securities	1,681	13	–	1,694
	$ 63,879	973	264	64,588

	Securities Available-For-Sale *(In Thousands)* 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and corporations	$ 58,021	433	386	58,068
Obligations of states and political subdivisions	1,884	28	–	1,912
Corporate and other securities	2,155	22	–	2,177
Mortgage-backed securities	6,675	3	31	6,647
	$ 68,735	486	417	68,804

(3) Debt and Equity Securities, Continued

The amortized cost and estimated market value of debt securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	In Thousands	
Securities Held-To-Maturity	Amortized Cost	Estimated Market Value
Due in one year or less	$ 825	834
Due after one year through five years	14,734	15,061
Due after five years through ten years	13,494	14,121
Due after ten years	16,573	17,292
Corporate and other securities	5,330	5,660
	$ 50,956	52,968

	In Thousands	
Securities Available-For-Sale	Amortized Cost	Estimated Market Value
Due in one year or less	$ 500	500
Due after one year through five years	55,423	56,107
Due after five years through ten years	8,320	8,609
Due after ten years	7,764	8,018
	72,007	73,234
Federal Home Loan Bank stock	1,117	1,117
Federal Reserve Bank stock	91	91
	$ 73,215	74,442

Results from sales of debt and equity securities are as follows:

	In Thousands		
	For the Year Ended December 31,		
	2002	2001	2000
Gross proceeds	$ 1,947	2,703	–
Gross realized gains	$ 22	26	–
Gross realized losses	–	(6)	–
Net realized gains	$ 22	20	–

Included in the above gains and losses table are realized gains of $17,000 in 2002 and realized gains of $26,000 in 2001, respectively, related to calls of securities classified as held-to-maturity.

Securities with approximate carrying values of $55,872,000 (approximate market value of $56,144,000) and $51,987,000 (approximate market value of $52,150,000) at December 31, 2002 and 2001, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes required or permitted by law.

Included in the securities at December 31, 2002, are approximately $13,277,000 at amortized cost (approximate market value of $13,756,000) in obligations of political subdivisions located within the State of Tennessee. Management purchases only obligations of such political subdivisions it considers to be financially sound.

Securities that have rates that adjust prior to maturity totaled $226,000 (market value $228,000) at December 31, 2002 as compared to $3,488,000 (market value $3,495,000) at December 31, 2001.

(3) Debt and Equity Securities, Continued

Included in the securities portfolio is stock of the Federal Home Loan Bank amounting to $1,117,000 and $1,065,000 at December 31, 2002 and 2001, respectively. The stock can be sold back at par and only to the Federal Home Loan Bank or to another member institution.

Federal Reserve Bank stock totaling $91,000 at December 31, 2002 and 2001, respectively can only be sold back at par and only to the Federal Reserve Bank or to another member institution.

(4) Premises and Equipment

The detail of premises and equipment at December 31, 2002 and 2001 is as follows:

	In Thousands	
	2002	2001
Land	$ 400	400
Buildings	2,468	2,468
Furniture and equipment	1,785	1,673
	4,653	4,541
Less accumulated depreciation	(2,672)	(2,470)
	$ 1,981	2,071

(5) Deposits

Deposits at December 31, 2002 and 2001 are summarized as follows:

	In Thousands	
	2002	2001
Demand deposits	$ 21,172	20,669
Negotiable order of withdrawal accounts	35,591	28,080
Money market demand accounts	9,336	8,477
Savings deposits	31,242	28,200
Certificates of deposit $100,000 or greater	49,333	45,582
Other certificates of deposit	67,783	68,083
Individual retirement accounts $100,000 or greater	4,331	3,968
Other individual retirement accounts	10,476	10,216
	$ 229,264	213,275

Principal maturities of certificates of deposit and individual retirement accounts at December 31, 2002 are as follows:

	In Thousands		
Maturity	Single Deposits Under $100,000	Single Deposits Over $100,000	Total
3 months or less	$ 25,252	18,083	43,335
3 to 6 months	16,237	13,259	29,496
6 to 12 months	12,222	5,101	17,323
1 to 5 years	24,548	17,221	41,769
	$ 78,259	53,664	131,923

The Bank is required to maintain cash balances or balances with the Federal Reserve Bank or other correspondent banks based on certain percentages of deposit types. The average required amounts for the years ended December 31, 2002 and 2001 were approximately $1,668,000 and $1,137,000, respectively.

(6) Securities Sold Under Repurchase Agreements

The maximum amounts of outstanding repurchase agreements during 2002 and 2001 were $27,653,000 and $22,569,000, respectively. The average daily balance outstanding during 2002, 2001 and 2000 was $20,714,000, $17,566,000 and $14,128,000, respectively. The underlying securities are typically held by other financial institutions and are designated as pledged.

(7) Advances from Federal Home Loan Bank

Advances from Federal Home Loan Bank (FHLB) at December 31, 2002 and 2001 consist of the following:

Original Note Date	Maturity Date	Rate	Initial Fixed Rate Period	*In Thousands* 2002 Amount	2001 Amount
April 30, 1998	April 30, 2008	5.60	24 Months	$1,000	$1,000

The FHLB has the right to convert the fixed rate on these advances at the end of the initial fixed rate period and on a quarterly basis thereafter with a one business day notice. If the conversion option is exercised, the advance will be converted to a three month LIBOR-based advance at a spread of zero basis points to the LIBOR index. Securities totaling $1,100,000 and $3,000,000 were pledged to FHLB as collateral at December 31, 2002 and 2001, respectively.

(8) Non-Interest Income and Non-Interest Expense

The significant components of non-interest income and non-interest expense for the years ended December 31 are presented below:

	In Thousands 2002	2001	2000
Non-interest income:			
Service charges on deposits	$ 476	483	485
Other fees and commissions	58	52	86
Commissions on fiduciary activities	41	47	74
Security gains, net	22	20	–
Other income	68	23	26
Total non-interest income	$ 665	625	671
Non-interest expense:			
Salaries and employee benefits	$ 2,957	2,757	2,629
Occupancy expenses, net	205	205	202
Furniture and equipment expenses	309	257	238
FDIC insurance	38	39	41
Other operating expenses	1,000	923	901
Total non-interest expense	$4,509	4,181	4,011

(9) Income Taxes

The components of the net deferred tax asset (liability) are as follows:

	In Thousands December 31, 2002	2001
Deferred tax asset:		
Federal	$ 482	451
State	99	85
	581	536
Deferred tax liability:		
Federal	(153)	(323)
State	(747)	(61)
	(900)	(384)
	$ (319)	152

The tax effects of each type of significant item that gave rise to deferred taxes at December 31 are:

	In Thousands 2002	2001
Financial statement allowance for possible loan losses in excess of tax allowance	$ 581	536
Excess of depreciation deducted for tax purposes over the amounts deducted in the financial statements	(154)	(135)
Book pension expense under the allowable tax deduction	(91)	(79)
Unrealized gain on investment securities available-for-sale	(470)	(26)
FHLB stock dividends excluded for tax purposes	(185)	(144)
	$ (319)	152

The components of income tax expense (benefit) are summarized as follows:

	In Thousands Federal	State	Total
2002			
Current	$ 1,796	472	2,268
Deferred	25	5	30
Total	$ 1,821	477	2,298
2001			
Current	$ 1,388	350	1,738
Deferred	8	2	10
Total	$ 1,396	352	1,748
2000			
Current	$ 1,418	342	1,760
Deferred	(2)	–	(2)
Total	$ 1,416	342	1,758

(9) Income Taxes, Continued

A reconciliation of actual income tax expense of $2,298,000, $1,748,000 and $1,758,000 for the years ended December 31, 2002, 2001 and 2000, respectively, to the "expected" tax expense (computed by applying the statutory rate of 34% to earnings before income taxes) is as follows:

	In Thousands		
	2002	2001	2000
Computed "expected" tax expense	$ 2,496	2,004	1,922
State income taxes, net of Federal income tax benefit	315	232	225
Tax exempt interest, net of interest expense exclusion	(531)	(475)	(400)
Effect of change in state income tax rate	(2)	–	–
Other, net	20	(13)	11
	$ 2,298	1,748	1,758

Total income tax expense for 2002 and 2001 includes income tax expense of $8,000 and $7,000, respectively, related to gains on sales of securities.

(10) Employee Benefit Plans

The subsidiary bank has in effect a defined benefit noncontributory pension plan which covers substantially all employees over 21 years of age after they have been employed one year. The subsidiary's funding policy provides that payments to the pension trust shall be an amount equal to the plan's actuarial determined normal cost plus an amount required to amortize the prior service cost over ten years.

Reconciliation of the benefit obligation and the fair value of plan assets is as follows:

	In Thousands	
	2002	2001
Benefit obligation:		
Obligation at January 1	$ 3,240	2,901
Service costs	131	126
Interest costs	221	199
Benefit payments	(83)	(30)
Actuarial gains	179	44
Obligation at December 31	$3,688	3,240
Fair value of plan assets:		
Fair value at January 1	$ 2,994	2,880
Actual loss return on plan assets	(226)	12
Employer contributions, net of refund	162	132
Benefit payments	(83)	(30)
Fair value at December 31	$ 2,847	2,994

(10) Employee Benefit Plans, Continued

The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheet at December 31, 2002 and 2001:

	In Thousands	
	2002	2001
Actuarial present value of benefits obligations:		
Accumulated benefit obligation, including vested benefits of $2,625,000 and $2,231,000, respectively	$ 2,657	2,257
Actuarial present value of projected benefits obligation	$3,688	3,240
Plan assets at fair market value	2,847	2,994
Projected benefit obligation under plan assets	841	246
Unamortized net asset being recognized over 30 years	(308)	(330)
Unrecognized net gain	(771)	(123)
Net pension liability recognized in the consolidated balance sheets	$ (238)	(207)
Discount rate	6.5%	6.5%
Rate of increase in compensation levels	5.0%	5.0%
Long-term rate of return on assets	8.0%	8.0%

Total pension expense including prior service costs amortization amounted to $131,000 in 2002, $112,000 in 2001, and $105,000 in 2000. The pension expense for 2002, 2001 and 2000 is comprised of the following components.

	In Thousands		
	2002	2001	2000
Service cost-benefits earned during the period	$ 131	125	123
Interest cost on projected benefit obligation	221	199	201
Expected return on plan assets	(238)	(229)	(236)
Net amortization and deferral	17	17	17
	$ 131	112	105

The Bank has adopted a 401(k) plan which covers eligible employees. To be eligible, an employee must have obtained the age of 21 and must have completed 1 year of service. The provisions of the plan provide for both employee and employer contributions. For the years ended December 31, 2002, 2001 and 2000, the Bank contributed $53,000, $51,000 and $52,000, respectively, to the plan.

(11) Regulatory Matters and Restrictions on Dividends

The Company and its wholly-owned subsidiary are subject to regulatory capital requirements administered by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Federal Reserve. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The Company's capital classifications are also subject to qualitative judgments by the Regulators about components, risk weightings and other factors. Those qualitative judgments could also affect the Company's and the Bank's capital status and the amounts of dividends the subsidiary may distribute. At December 31, 2002, management believes that the Company and the Bank meet all such capital requirements to which they are subject.

(11) Regulatory Matters and Restrictions on Dividends, Continued

The Company and the Bank are required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31, 2002, the Company and its bank subsidiary are required to have minimum Tier I and total risk-based capital ratios of 4.0% and 8.0%, respectively. The Company's actual ratios at that date were 26.67% and 27.80%, respectively. The leverage ratio at December 31, 2002 was 15.00% and the minimum requirement was 4%.

As of December 31, 2002, the Company is categorized as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the Company's category.

(12) Commitments and Contingent Liabilities

The Company has an unsecured $2,000,000 line of credit with another financial institution. The Bank has lines of credit with other financial institutions totaling $15,000,000. At December 31, 2002, there was no outstanding balance under these lines of credit. At December 31, 2001, there was $5,000,000 outstanding under these lines of credit.

(13) Concentration of Credit Risk

Substanially all of the Company's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Company's market area. Virtually all such customers are depositors of the Bank. Investment in state and municipal securities also include governmental entities within the Company's market area. The concentrations of credit by type of loan are set forth in note 2 to the consolidated financial statements.

At December 31, 2002, the Company's cash and due from banks included commercial bank deposit accounts aggregating $6,845,000 in excess of the Federal Deposit Insurance Corporation limit of $100,000 per institution.

(14) Financial Instruments with Off-Balance-Sheet Risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	In Thousands Contract or Notional Amount	
	2002	**2001**
Financial instruments whose contract amounts represent credit risk:		
Commercial loan commitments	$ 1,009	235
Unfunded lines-of-credit	11,795	9,689
Letters of credit	2,425	5,079
Total	$ 15,229	15,003

(14) Financial Instruments with Off-Balance-Sheet Risk, Continued

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral normally consists of real property.

(15) First McMinnville Corporation - Parent Company Financial Information

FIRST McMINNVILLE CORPORATION
(Parent Company Only)

BALANCE SHEETS

December 31, 2002 and 2001

	In Thousands 2002	2001
Assets		
Cash	$ 1,414*	1,319*
Investment in commercial bank subsidiary	45,248*	41,224*
Due from commercial bank subsidiary	12*	35*
Total assets	$ 46,674	42,578
Liabilities and Stockholders' Equity		
Dividend payable	$ 1,276	1,198
Stockholders' equity:		
Common stock, par value $2.50 per share, authorized 5,000,000 shares, issued 613,575 and 611,215 shares, respectively	1,534	1,528
Additional paid-in capital	2,001	1,869
Retained earnings	45,082	41,703
Net unrealized gains on available-for-sale securities, net of income taxes of $470,000 and $26,000, respectively	757	43
	49,374	45,143
Less cost of treasury stock of 92,826 and 90,277 shares, respectively	(3,976)	(3,763)
Total stockholders' equity	45,398	41,380
Total liabilities and stockholders' equity	$ 46,674	42,578

*Eliminated in consolidation.

FIRST McMINNVILLE CORPORATION
Notes to Consolidated Financial Statements, Continued
December 31, 2002, 2001 and 2000

(15) First McMinnville Corporation -
Parent Company Financial Information, Continued

FIRST McMINNVILLE CORPORATION
(Parent Company Only)

STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS

For the Three Years Ended December 31, 2002

	In Thousands		
	2002	**2001**	**2000**
Income:			
Dividends from commercial bank subsidiary	$ 1,753*	1,867*	2,175*
Other expenses	30	40	7
Earnings before Federal income tax benefits and equity in undistributed earnings of commercial bank subsidiary	1,723	1,827	2,168
Federal income tax benefit	11	15	3
	1,734	1,842	2,171
Equity in undistributed earnings of commercial bank subsidiary	3,310*	2,305*	1,725*
Net earnings	5,044	4,147	3,896
Other comprehensive earnings, net of tax:			
Unrealized gains on available-for-sale securities arising during the year, net of taxes of $446,000, $766,000 and $1,472,000, respectively	717	1,252	2,407
Less: reclassification adjustment for (gains) losses included in net earnings, net of taxes of $2,000 and $2,000 in 2002 and 2001, respectively	(3)	4	-
Other comprehensive earnings	714	1,256	2,407
Comprehensive earnings	$ 5,758	5,403	6,303

*Eliminated in consolidation.

FIRST McMINNVILLE CORPORATION
Notes to Consolidated Financial Statements, Continued
December 31, 2002, 2001 and 2000

(15) First McMinnville Corporation -
Parent Company Financial Information, Continued

FIRST McMINNVILLE CORPORATION
(Parent Company Only)
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Three Years Ended December 31, 2002

In Thousands

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Net Unrealized Gains (Losses) On Available For-Sale Securities	Total
Balance December 31, 1999	$1,523	1,754	36,742	(2,799)	(3,620)	33,600
Net earnings	–	–	3,896	–	–	3,896
Issuance of 105 shares of common stock	–	6	–	–	–	6
Cash dividends declared ($2.90 per share)	–	–	(1,517)	–	–	(1,517)
Cost of 9,547 shares of treasury stock	–	–	–	(685)	–	(685)
Net change in unrealized gains (losses) on available-for-sale securities during the year, net of taxes of $1,472,000	–	–	–	–	2,407	2,407
Balance December 31, 2000	1,523	1,760	39,121	(3,484)	(1,213)	37,707
Net earnings	–	–	4,147	–	–	4,147
Issuance of 1,960 shares of common stock	5	109	–	–	–	114
Cash dividends declared ($3.00 per share)	–	–	(1,565)	–	–	(1,565)
Cost of 3,710 shares of treasury stock	–	–	–	(295)	–	(295)
Sale of 200 shares of treasury stock	–	–	–	16	–	16
Net change in unrealized gains (losses) on available-for-sale securities during the year, net of taxes of $769,000	–	–	–	–	1,256	1,256
Balance December 31, 2001	1,528	1,869	41,703	(3,763)	43	41,380
Net earnings	–	–	5,044	–	–	5,044
Issuance of 2.360 shares of common stock	6	132	–	–	–	138
Cash dividends declared ($3.20 per share)	–	–	(1,665)	–	–	(1,665)
Cost of 2,549 shares of treasury stock	–	–	–	(213)	–	(213)
Net change in unrealized gains on available-for-sale securities during the year, net of taxes of $444,000	–	–	–	–	714	714
Balance December 31, 2002	$1,534	2,001	45,082	(3,976)	757	45,398

(15) First McMinnville Corporation -
Parent Company Financial Information, Continued

FIRST McMINNVILLE CORPORATION
(Parent Company Only)
STATEMENTS OF CASH FLOWS
For the Three Years Ended December 31, 2002
Increase (Decrease) in Cash and Cash Equivalents

	In Thousands		
	2002	2001	2000
Cash flows from operating activities:			
Cash paid to suppliers	$ (30)	(40)	(8)
Income tax benefit received from commercial bank subsidiary	34	–	–
Net cash provided (used in) operating activities	4	(40)	(8)
Cash flows from investing activities:			
Dividend received from commercial bank subsidiary	1,753	1,867	2,175
Net cash provided by investing activities	1,753	1,867	2,175
Cash flows from financing activities:			
Proceeds from issuance of short-term notes payable	30	16	–
Repayment of short-term notes payable	(30)	(160)	–
Dividends paid	(1,587)	(1,543)	(1,512)
Payments made to acquire treasury stock	(213)	(295)	(685)
Proceeds from sale of treasury stock	–	16	–
Proceeds from issuance of common stock	138	114	6
Net cash used in financing activities	(1,662)	(1,708)	(2,191)
Net increase (decrease) in cash and cash equivalents	95	119	(24)
Cash and cash equivalents at beginning of year	1,319	1,200	1,224
Cash and cash equivalents at end of year	$ 1,414	1,319	1,200
Reconciliation of net earnings to net cash provided by (used in) operating activities:			
Net earnings	$ 5,044	4,147	3,896
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Equity in earnings of commercial bank subsidiary	(5,063)	(4,172)	(3,900)
Decrease (increase) in other assets, net	23	(15)	(4)
Total adjustments	(5,040)	(4,187)	(3,904)
Net cash provided by (used in) operating activities	$ 4	(40)	(8)

(16) Disclosures About Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments" requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments.

Cash and short-term investments
For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investments and Mortgage-Backed Securities
The carrying amounts for short-term securities approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of longer-term securities and mortgage-backed securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

SFAS No. 107 specifies that fair values should be calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, or estimated transaction costs. Accordingly, these considerations have not been incorporated into the fair value estimates.

Loans
Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, mortgage, credit card and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms.

The fair value of the various categories of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining average estimated maturities.

The estimated maturity for mortgages is modified from the contractual terms to give consideration to management's experience with prepayments. Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented below would be indicative of the value negotiated in an actual sale.

The value of the loan portfolio is also discounted in consideration of the credit quality of the loan portfolio as would be the case between willing buyers and sellers. Particular emphasis has been given to loans on the subsidiary bank's internal watch list. Valuation of these loans is based upon borrower performance, collateral values (including external appraisals), etc.

Deposit Liabilities
The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. Under the provision of SFAS No. 107 the fair value estimates for deposits does not include the benefit that results from the low cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Securities Sold Under Repurchase Agreements
The securities sold under repurchase agreements are payable upon demand. For this reason the carrying amount is a reasonable estimate of fair value.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written
Loan commitments are made to customers generally for a period not to exceed one year and at the prevailing interest rates in effect at the time the loan is closed. Commitments to extend credit related to construction loans are made for a period not to exceed six months with interest rates at the current market rate at the date of clos-

(16) Disclosures About Fair Value of Financial Instruments, Continued

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written, Continued
ing. In addition, standby letters of credit are issued for periods up to three years with rates to be determined at the date the letter of credit is funded. Fees are only charged for the construction loans and the standby letters of credit and the amounts unearned at December 31, 2002 and 2001 are insignificant. Accordingly, these commitments have no carrying value and management estimates the commitments to have no significant fair value.

The carrying value and estimated fair values of the Company's financial instruments at December 31, 2002 and 2001 are as follows:

	In Thousands			
	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and short-term investments	$ 10,393	10,393	7,225	7,225
Securities	125,398	127,410	132,683	133,392
Federal Funds Sold	17,000	17,000	–	–
Loans	149,581		140,731	
Less: allowance for loan losses	(1,908)		(1,804)	
Loans, net of allowance	147,673	147,600	138,927	140,489
Financial liabilities:				
Deposits	229,264	230,626	213,275	214,040
Securities sold under repurchase agreements	25,994	25,994	19,921	19,921
Federal funds purchased	–	–	5,000	5,000
Advances from FHLB	1,000	1,125	1,000	1,060
Unrecognized financial instruments:				
Commitments to extend credit	–	–	–	–
Standby letters of credit	–	–	–	–

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on estimating on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Bank has a mortgage department that contributes net fee income annually. The mortgage department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets and liabilities and property, plant and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(17) Earnings Per Share (EPS)

Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" established uniform standards for computing and presenting earnings per share. The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share for the Company begins with the basic earnings per share plus the effect of common shares contingently issuable from stock options.

The following is a summary of components comprising basic and diluted earnings per share (EPS):

(In Thousands, except share amounts)	2002	2001	2000
Basic EPS Computation:			
Numerator - income available to common shareholders	$ 5,044	4,147	3,896
Denominator - weighted average number of common shares outstanding	519,659	522,309	524,542
Basic earnings per common share	$ 9.71	7.94	7.43
Diluted EPS Computation:			
Numerator	$ 5,044	4,147	3,896
Denominator:			
Weighted average number of common shares outstanding	519,659	522,309	524,542
Diluted effect of stock options	6,135	4,958	4,056
	525,794	527,267	528,598
Diluted earnings per common share	$ 9.59	7.87	7.37

(18) Stock Option Plan

In April, 1997, the stockholders of the Company approved the First McMinnville Corporation 1997 Stock Option Plan (The "Stock Option Plan"). The Stock Option Plan provides for the granting of stock options, and authorizes the issuance of common stock upon the exercise of such options for up to 57,500 shares of common stock to directors and employees of the Company.

Under the Stock Option Plan awards may be granted in the form of incentive stock options or nonstatutory stock options, and are exercisable for up to ten years following the date such option awards are granted. Exercise prices of incentive stock options must be equal to or greater than 100% of the fair market value of the common stock on the grant date.

SFAS No. 123, "Accounting for Stock Based Compensation", as amended by SFAS No. 148, "Accounting for Stock based Compensation-Transition and Disclosure", sets forth the method for recognition of cost of plans similar to those of the Company. As is permitted, mangement has elected to continue accounting for the plan under APB Opinion 25 and related Interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for the stock option plan. However, under SFAS No. 123, the Company is required to make proforma disclosures as if cost had been recognized in accordance with the pronouncement. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, the Company's net earnings and basic earnings per common share and diluted earnings per common share would have been reduced to the proforma amounts indicated below:

(18) Stock Option Plan, Continued

(In Thousands)	2002	2001	2000
Net Earnings:			
As Reported	$ 5,044	4,147	3,896
Proforma	$ 5,016	4,126	3,870
Basic earnings per common share:			
As Reported	$ 9.71	7.94	7.43
Proforma	$ 9.65	7.90	7.38
Diluted earnings per common share:			
As Reported	$ 9.59	7.87	7.37
Proforma	$ 9.54	7.83	7.32

Accordingly, due to the initial phase-in period, the effects of applying this statement for proforma disclosures are not likely to be representative of the effects on reported net earnings for future years.

A summary of the stock option activity for 2002 and 2001 is as follows:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	34,825	$ 59.89	36,985	$ 59.79	32,760	58.15
Granted	2,300	87.33	–	–	5,000	70.39
Exercised	(2,360)	58.15	(1,960)	58.15	(105)	58.15
Forfeited	(330)	58.15	(200)	58.15	(670)	58.15
Outstanding at end of year	34,435	$ 61.86	34,825	$ 58.89	36,985	59.79
Options exercisable at year end	22,505		21,265		19,800	

The following table summarizes information about fixed stock options at December 31, 2002:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/02	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable at 12/31/02	Weighted Average Exercise Price
$58.15	27,135	$58.15	1.8 years	17,405	$58.15
69.85	4,500	69.85	7.1 years	4,500	69.85
74.30	500	74.30	7.7 years	100	74.30
87.33	2,300	87.33	9.8 years	500	87.33
	34,435			22,505	

The fair value of options granted in 2002 and 2000 was $12.34 (directors) and $34.77 (officers and employees) in 2002 and $12.32 (directors) and $35.38 (officers and employees) in 2000. The fair value was estimated using the minimum value methodology as permitted by SFAS 123 for securities not publicly traded. The weighted average assumptions used to calculate the minimum value were as follows for 2002 and 2000, respectively: risk free interest rate of 5.09% and 6.68%: expected life of three years (directors) and ten years (officers and employees); and dividend yield of 3.66% (directors and officers and employees), 4.15% (directors) and 3.90% (officers and employees). The dividend yield was computed assuming a dividend payout of $3.20 and $2.90, respectively.

LINE OF BUSINESS

During 2002, the Company and its subsidiary, First National Bank of McMinnville (the "Bank"), were engaged primarily in the general banking business and activities closely related to banking or to managing or controlling banks, as authorized by the laws of the United States and the State of Tennessee and regulations pursuant thereto. Services offered by the Bank include checking, passbook savings and certificate accounts, safe deposit box rental, personal, commercial, agricultural, construction and real estate loans, traveler's checks, cashier's checks, bank drafts, discount brokerage services, trust services, estate planning and other banking services. The Bank renders other services in connection with its general banking business such as individual credit and financial counseling, automatic teller services and credit card accounts.

DIVIDEND AND MARKET INFORMATION

As of December 31, 2002, there were 554 holders of First McMinnville Corporation Common Stock. There is no established trading market for shares of the Company Common Stock. The following table sets forth the approximate prices at which First McMinnville Corporation Common Stock was purchased and sold in privately negotiated transactions in the Company's service area as reported to the Company or as estimated by the Company during each calendar quarter in the preceding two years.

	2002				2001			
	I	II	III	IV	I	II	III	IV
Representative Price	$82	84	86	86	$75	77	78	80

Holders of Company Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. First McMinnville Corporation declared cash dividends of $3.00 and $3.20 per share during 2001 and 2002, respectively. First McMinnville Corporation expects comparable cash dividends in the future. The limitations on the amounts available to First McMinnville Corporation for payment of dividends to stockholders are discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations and in the Notes to the Consolidated Financial Statements.

ANNUAL REPORT ON FORM 10-K

A copy of the 2002 Annual Report of First McMinnville Corporation, as filed with the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934 on Form 10-K, will be provided to each stockholder free of charge on written request. Copies of any exhibits filed as part of this annual report will be provided on payment of a reasonable fee to cover reproduction cost. All requests should be addressed to: Charles C. Jacobs, Chairman, First McMinnville Corporation, 200 East Main Street, McMinnville, TN 37110.

MAIN OFFICE
200 East Main Street

BRANCHES

<u>SMITHVILLE HWY.</u>
917 Smithville Hwy.

<u>SPARTA STREET</u>
1408 Sparta Street

<u>FARMERS & MERCHANTS</u>
Viola, TN

<u>MORRISON</u>
9970 Manchester Hwy.

Our four Automatic Teller Machines make it possible for you to do your banking 24 hours a day. And now with the Cirrus Network you have nationwide access. Our ATMs are located at 200 East Main Street, 917 Smithville Highway, 1408 Sparta Street, and 9970 Manchester Highway.

Member FDIC